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MINNESOTA MUTUAL LIFE                            ENDORSEMENT
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THE MINNESOTA MUTUAL LIFE INSURANCE COMPANY, 400 NORTH ROBERT ST, ST. PAUL, MN
55101

The following changes modify our issued contract. This agreement is subject to all the contract's terms and conditions. The purpose of this agreement is to modify the contract to create sub-accounts. They will be added within the existing separate account. The sub-accounts will allow the contract to permit additional investment options.

DEFINITIONS
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SEPARATE ACCOUNT
Our assets in the separate investment account. It is called "Minnesota Mutual Variable Fund D." This separate account was established by us under Minnesota law. It is for this class of contracts. The separate account has several sub-accounts.

ACCUMULATION VALUE
The sum of your values under this contract. They may be in the general account and/or the separate account. In the general account we call this the general account accumulation value. In the separate account we call this the separate account accumulation value. It is composed of the individual account values in one or more sub-accounts of the separate account. The total of these values will be the separate account accumulation value. Interests in the sub-accounts will be valued separately.

FUND
A mutual fund or separate investment portfolio within a series mutual fund. It must be designated as an eligible investment for the separate account.

PURCHASE PAYMENTS
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HOW ARE PURCHASE PAYMENTS ALLOCATED?
They are allocated either to the general account or to the separate account and its sub-accounts. We will follow your direction. Initially, you indicate your allocation in the application. You may change your allocation by giving us written notice. A change will apply to subsequent purchase payments. We may receive a purchase payment without allocation instructions. If we do, we will allocate it to the general account.

The separate account is divided into sub-accounts. For each there is a fund for the investment of that sub-account's assets. Amounts are invested in the funds at their net asset value.

The separate account is composed of the several sub-accounts. Currently, they are as follows: Stock Sub-Account; Index Sub-Account; Bond Sub-Account; Mortgage Securities Sub-Account; Money Market Sub-Account and Managed Sub-Account.

Purchase payments may be applied to one or more of these sub-accounts. They may also be applied to any other sub-account which may be established by us. We must do so under the

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separate account for contracts of this class.  We reserve the right to add, combine or remove any sub-accounts of the separate account.

If investment in a fund should no longer be possible, we may substitute another fund. We may do the same if we determine that a fund is inappropriate for contracts of this class. Substitution may be with respect to existing accumulation values and future purchase payments.

VALUATION
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WHAT IS THE NET INVESTMENT FACTOR FOR THE SEPARATE ACCOUNT?
The separate account net investment factor describes the investment performance of a sub-account of the separate account. It is for the period from one valuation period to the next. For any such sub-account, the net investment factor for a valuation period is the gross investment rate for such sub-account for the valuation period less a deduction for the mortality and expense risk charge at the rate of .795%. The net investment factor for each sub-account other than the sub-account holding shares of the Stock Portfolio of MIMLIC Series Fund, Inc. ("Series Fund"), shall be increased by Minnesota Mutual. It will be increased to the extent that on an annual basis the investment advisory fee accrued by the Portfolio in which the sub-account invests, as a percentage of the value of the average net assets of such Portfolio, exceeds a .265% per annum. The net investment factor for the sub-account holding shares of the Stock Portfolio of the Series Fund shall also be adjusted by Minnesota Mutual. It will be adjusted so that on an annual basis the expenses, including the investment advisory fee, of that Portfolio, as a percentage of the average net assets of such Portfolio, exceed .265% per annum. For purposes of this computation, "expenses" shall be determined on the basis of generally accepted accounting principles applicable to registered investment companies. However, they shall exclude any expenses of the Stock Portfolio which are reimbursed by Minnesota Mutual or any other person, any interest expense or amortization of debt discount or any income tax expense.

The gross investment rate is equal to: (1) the net asset value per share of a fund share held in a sub-account of the separate account determined at the end of the current valuation period; plus (2) the per share amount of any dividend or capital gain distribution by such fund if the "ex-dividend" date accrues during the current valuation period; divided by (3) the net asset value per share of that fund share determined at the end of the preceding valuation period. The gross investment rate may be positive or negative.

TRANSFER PROVISIONS
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WHAT IS A TRANSFER?
A transfer is a reallocation of amounts held under this contract. It may be between the general account and the separate account. It may be among the sub-accounts of the separate account.

MAY YOU MAKE TRANSFERS OF AMOUNTS UNDER THE CONTRACT?
Yes. Transfers may be made. We need your written request. For transfers out of the separate account or among the sub-accounts of the separate account, we will make the transfer on the basis of sub-account unit values as of the end of the valuation period during which your written request is received at our home office.

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DOES A DOLLAR AMOUNT LIMIT APPLY TO TRANSFERS?
Yes. In every case, an amount to be transferred must be $250. A lesser amount may be transferred if it is the entire cash value attributable to that sub-account or the general account. In that case, such entire cash value must be transferred.

If any transfer would reduce the accumulation value in the sub-account from which the transfer is to be made to less than $ 250 we reserve the right to transfer that remaining amount as well.

/s/ Robert J. Hasling   /s/ Richard A. Engan
Secretary                        President


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